UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Immuneering Corp.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

45254E107

(CUSIP Number)

March 14, 2024

(Date of Event which Requires Filing

of this amended Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45254E107	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Merrin Investors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,770,386
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,770,386
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,770,386
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.46%
12	TYPE OF REPORTING PERSON OO

Item 1(a)	Name of Issuer:

Immuneering Corp.

Item 1(b)	Address of Issuer's Principal Executive Offices:

245 Main Street, Second Floor, Cambridge, Massachusetts 02142

Item 2(a)	Name of Person Filing:

This statement is filed by Merrin Investors LLC with respect to shares of Class A Common Stock the Issuer. Seth Merrin is the managing member of Merrin Investors LLC and as such has voting and dispositive power over the securities held of record by Merrin Investors LLC.

Item 2(b)	Address or Principal Business Office:
The address of the principal business office of Merrin Investors LLC is 2547 Maple Avenue, Cortlandt Manor, NY 10567.

Item 2(c)	Place of Organization:

Delaware

Item 2(d)	Title of Class of Securities:

Class A Common Stock

Item 2(e)	CUSIP Number:

45254E107

Item 3	Not Applicable

Item 4	Ownership:

Reference is made to Items 5-11 in this Schedule13G.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2024

MERRIN INVESTORS LLC

By: /s/ Seth Merrin

Name: Seth Merrin

Title Managing Member